Nasdaq Regulation

Eun Ah Choi
Vice President
Listing Qualifications

<u>By Electronic Mail</u>

August 17, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 17, 2021 The Nasdaq Stock Market (the "Exchange") received from Bridgewater Bancshares, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Depositary Shares, Each Representing a 1/100th Interest in a Share of 5.875% Non-Cumulative Perpetual Preferred Stock, Series A, $0.01 par value per share, with a liquidation preference of $2,500 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi